200 Park Avenue New York, NY 10166-4193 +1 212-294-6700 +1 212-294-4700

January 8, 2024

Division of Corporation Finance

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Avelan Enterprise Ltd. Cama Commercial Group, Corp. Clarendon Worldwide S.A.

Almacenes Éxito S.A.

Schedule TO-T filed December 18, 2023

SEC File No. 5-94183

Ladies and Gentlemen:

On behalf of our clients, Cama Commercial Group, Corp., Clarendon Worldwide S.A. and Avelan Enterprise Ltd. (the “Offerors”), we are writing to submit the Offerors’ responses to the comments you provided on behalf of the staff (the “Staff”) of the Division of Corporation Finance, Office of Mergers & Acquisitions, of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 29, 2023, relating to the Offerors’ Schedule TO-T filed on December 18, 2023 (the “Schedule TO-T”). Contemporaneously, the Offerors are supplementally providing the Staff with a draft of an amended Offer to Purchase (the “Amended Offer to Purchase”) and the related Notice of Acceptance for Shares, in each case marked to show proposed revisions to reflect the Offerors’ responses to the Staff’s comments set forth below. The Offerors have also filed with the Commission an amendment to the Schedule TO-T (including the Amended Offer to Purchase and Notice of Acceptance).

We have set forth below the comments of the Staff in bold and the Offerors’ response thereto. Please note that all page numbers are references to the Amended Offer to Purchase. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Amended Offer to Purchase.

Schedule TO-T filed December 18, 2023

What are the conditions to the Colombian Offer?, page 6

1.	The disclosure here states that the Colombian Offer is subject to the same “conditions” as the U.S. Offer. However, earlier disclosure indicates there is only a single condition (the Minimum Condition) to consummation of the U.S Offer. Please revise or advise.

Response: In response to the Staff’s comment, the Offerors confirm that there is only a single condition to the U.S. Offer, the Minimum Condition. The Offerors have revised the disclosure on page 6 of the Amended Offer to Purchase to clarify that the Colombian Offer is subject to the same Minimum Condition as the U.S. Offer.

Page 2 January 8, 2024

Background of the Offers, page 12

2.	We note the disclosure at the top of page 13 that consummation of the Offers will result in Purchaser acquiring an interest in Tuya, which requires approval of the SFC under Article 88 of the Colombian Financial System Organic Statute. We also note that Grupo Calleja has filed a request seeking such approval. Please expand to discuss the anticipated timing of this approval, whether the Offers can close without it, and what will happen if approval is ultimately not received. Your revised disclosure should take into account the maximum permitted offer period for the Colombian Offer permitted by Colombian law.

Response: Grupo Calleja received Article 88 approval from the SFC on December 26, 2023. Accordingly, the Offerors have revised the disclosure on page 13 of the Amended Offer to Purchase to reflect receipt of the requisite SFC approval for the indirect acquisition of the Tuya interest on December 26, 2023.

Purpose of and Reasons for the Offers, page 13

3.	Here or in an appropriate section of the Offer to Purchase, please prominently discuss the filing persons’ ability to control and integrate Éxito, assuming the Offers are successfully consummated at a participation level of 51%, including any limitations on their ability to acquire any remaining shares in a squeeze out merger pursuant to Colombian law. Any differences between Colombian and U.S. law should be highlighted. If the threshold for full control/integration is above the Minimum Condition, please highlight this fact (specifying the threshold percentage needed for a “squeeze out,” if applicable) and explain its implications, in particular, for remaining Éxito shareholders.

Response: The Offerors acknowledge the Staff’s comment and advise the Staff that under Colombian law, any person holding 50% +1 share of the outstanding shares of a company can control the company through its corporate governance structure. Such person will have (a) the ability to approve matters requiring a simple majority of Shares1 and (b) the legal right and ability to elect the majority of the board of directors of the company. Assuming the Offers are successfully consummated at a participation level of 51%, the Purchaser will have the ability to control Éxito.

In response to the Staff’s comment, the Offerors have revised the disclosure on page 13 of the Amended Offer to Purchase to explicitly state that Colombian law does not provide for the ability of an acquirer to conduct a “squeeze-out” merger to acquire any remaining Shares held by any non-tendering shareholders of Éxito. The disclosure has been further revised to note that at 51% ownership of the Shares, Purchaser would have (i) the ability to approve or reject matters requiring a simple majority vote of Shares and (ii) the legal right and ability to elect a majority of the board of directors of Éxito pursuant to Colombian law. Therefore, the Offerors advise the Staff that the Minimum Condition represents the legal threshold for full control under Colombian corporate law.

[1]	Under Colombian law, certain extraordinary actions require the approval of a special majority vote of shareholders. These actions include dividend distribution (78% shareholder vote required), issuance of shares without preemptive rights (70% shareholder vote required) and payment of dividends in shares (80% shareholder vote required).

Page 3 January 8, 2024

Because no “squeeze-out” provision applies in this case, and as already disclosed on page 13 of the Amended Offer to Purchase, the Purchaser could seek to acquire up to 5% of the Shares in the secondary market through trades on the Colombian Stock Exchange (the “BVC”) or through private acquisitions. If the percentage ownership that the Purchaser is seeking to acquire is equal to or greater than 5% of the issued and outstanding Shares of Éxito, under BVC rules, the Purchaser could only acquire Shares of the remaining Éxito shareholders through either (i) a public tender offer (oferta pública de adquisición, or “OPA”) like the Colombian Offer, or (ii) a tender offer with the explicit intention of going private (OPA de Desliste, or “going private tender offer”). In either scenario, participation in the tender offer is voluntary and not compulsory for minority shareholders. The Offerors do not have any current plans to launch a subsequent tender offer or to delist Éxito.

In addition, as already disclosed on page 14 of the Amended Offer to Purchase, after completion of the Offers, the number of Shares and ADSs remaining in public circulation may decrease, and the market for such securities may be even further reduced. The Offerors also note that if the Purchaser acquires 51% of the Shares in the Offers, 47.36% of the Shares (which are comprised of Shares and Shares underlying ADSs and BDRs held by the Sellers and subject to restrictions on transfer) would be Shares that are not currently part of the public float. As a result, the reduction of the public float could be as little as 3.64% of the outstanding Shares.

Certain Effects of the Offers, page 14

4.	We note the following statement on page 14: “To the extent that Purchaser’s percentage ownership of Éxito is increased pursuant to the Offers, its interests in the net book value and net earnings of Éxito will increase correspondingly.” State the percentage of Éxito held by Purchaser or any other filing person or their affiliates before the Offers. We may have additional comments.

Response: The Purchaser and all other filing persons and their affiliates do not have any ownership interest in Éxito prior to or during the Offers. Accordingly, the Offerors have revised the disclosure on page 14 of the Amended Offer to Purchase to disclose this fact and to clarify that the statement noted in the comment reflects the Purchaser’s intent after consummation of the Offers.

5.	We note the disclosure that “Purchaser may convert the Company into a closely-held corporation or cancel the registration of its Shares in the Securities Registry of the SFC. The Offerors may cause the Shares to be de-listed from the BVC.” Please revise to disclose more fulsomely and prominently the impact of these changes on remaining holders of Shares who do not tender into the Offers.

Response: In response to the Staff’s comment, the Offerors have revised the disclosure on page 14 of the Amended Offer to Purchase to explicitly disclose that, consistent with other disclosures in the Amended Offer to Purchase, the Offerors may, but do not currently intend to, make another tender offer similar to the current Offer or a going private tender offer (OPA de Desliste) of Éxito’s Shares in Colombia or the U.S.

Page 4 January 8, 2024

6.	Under NYSE Listing on page 15, revise to provide a greater understanding of how likely it is that the ADSs will be involuntarily de-listed from the NYSE after the Offers. Provide an estimation of how many ADSs would need to remain outstanding to avoid de-listing. Provide similar disclosure regarding deregistration in the following section on the same page.

Response: The Offerors respectfully advise the Staff that page 15 of the Amended Offer to Purchase already includes disclosure of the relevant quantitative NYSE continued listing standards (based on the number of ADSs, ADS holders and trading volume), which provide ADS holders with a sense of how many ADSs would need to remain outstanding to avoid de-listing.

In response to the Staff’s comment, the Offerors have revised the disclosure in the Amended Offer to Purchase as follows:

●	Page 15 of the Amended Offer to Purchase has been revised to include the most recently available outstanding number of ADSs and trading volumes for the most recent four months (as the ADSs began trading on the NYSE on August 23, 2023) to provide ADS holders with the appropriate context for assessing Éxito’s potential risk of non-compliance with the NYSE listing standards.

●	The disclosure under “Reporting Obligations and Registration Under the Act” on page 15 of the Amended Offer to Purchase has been revised to include the numeric standards for deregistration under the Securities Exchange Act of 1934 pursuant to Rule 12h-6.

Risks of Tendering Shares in the Colombian Offer instead of the U.S. Offer, page 16

7.	We note your disclosure that “the terms and conditions of the U.S. Offer and the Colombian Offer are substantially similar.” Please disclose the differences between the conditions in the U.S. Offer and those in the Colombian Offer. See our comment below regarding certain differences we have identified.

Response: In response to the Staff’s comment, please see the responses to Comment 10, which are incorporated here by reference.

Page 5 January 8, 2024

General

8.	We note that the Offerors will apparently not undertake a second-step “squeeze out” merger of any remaining Shares not acquired in the Offers. We also note that the Minimum Condition is a simple majority of the issued and outstanding Shares on a fully diluted basis. Given that if the Offers are consummated, the filing persons will become majority owners of Almacenes Éxito, please provide your analysis supplementally as to the materiality of Clarendon’s and other filing person’s financial statements here. See Item 10 of Schedule TO. Your analysis should address the fact that Almacenes Éxito is incorporated in Colombia, which fact may affect the filing persons’ ability to control or integrate the target into another entity, and their ability to eliminate target shareholders who do not tender into the Offers, and therefore, could bear on the materiality of the bidders’ financial statements in the context of this unsolicited Offer for a target company that is a foreign private issuer. In addition, your response should discuss the fact that financing for the Offers is not yet in place, based on the disclosure on page 35 that “the definitive documentation for the loan facility is subject to further review and negotiation.”

Response: In response to the Staff’s comment, the Offerors believe that their financial condition is not material to the holders of the Shares or ADSs in the U.S. Offer because the U.S. Offer meets the conditions for omitting bidder financial statements pursuant to Item 10 of Schedule TO:

●	the U.S. Offer is for all outstanding securities of the subject class (i.e., the Shares and the ADSs),

●	the consideration for the U.S. Offer consists solely of cash and,

●	there is no financing condition to the U.S. Offer.

While the Offerors acknowledge that the Commission believes that the financial condition of a bidder may be material where a bidder seeks to acquire a significant equity stake to acquire control of the target, the Offerors respectfully note that the instructions to Schedule TO provide clear criteria for determining when financial statements are not required. Furthermore, the Offerors respectfully submit that Offerors’ current plans with respect to Éxito if the Offers are consummated do not give rise to the type of concerns that would make their financial statements material to Éxito shareholders.

As described in the Amended Offer to Purchase, the Purchaser and the Offerors are ultimately controlled by Francisco Calleja Malaina who also controls Grupo Calleja, which owns the leading grocery retailer group in El Salvador, with a history of over 75 years, a presence in all 14 states of El Salvador and a 60% market share in the country. Éxito is the sixth largest food retailer in South America, and the largest in Colombia and Uruguay, with a presence in Colombia, Uruguay and Argentina and over 70 years of retail experience in Colombia. For the nine months ended September 30, 2023, Éxito reported gross revenues of COP$15.7 trillion, gross profit of COP$4.1 trillion and net income of COP$7.2 billion. The proposed acquisition of control of Éxito is part of Grupo Calleja’s strategy to expand its business to other parts of Latin America where it does not currently have a presence. As a result, the Purchaser’s interest in acquiring control of Éxito is to establish a grocery retail presence in Colombia, Uruguay and Argentina where it does not currently have a presence. However, Purchaser has no current plans to integrate Éxito into Grupo Calleja’s grocery retail business in El Salvador. As discussed above, the Offerors have no present intention to de-list the Shares or the ADSs and expect that Éxito will continue to maintain a separate system of financial reporting for its investors following consummation of the Offers (as is currently the case). Purchaser’s information will not be consolidated with Éxito for purposes of financial reporting under Colombian exchange regulations.

Page 6 January 8, 2024

The Purchaser expects to have the ability to control the board of directors of Éxito through its ownership of at least 51% of the Shares. However, it does not anticipate that there would be any significant changes in corporate governance, other than replacing GPA Casino appointed directors with directors appointed by Purchaser or one of its affiliates.

In addition, the Offerors note that notwithstanding their acquisition of control of Éxito, as long as Éxito ADSs continue to be listed on the NYSE and its Shares are listed on the Colombian Stock Exchange following completion of the Offers, Éxito will be required continue to maintain three independent directors (under the independence requirements of the NYSE and Rule 10A-3 of the Exchange Act) to constitute the independent Audit Committee of Éxito for purposes of satisfying the NYSE’s corporate governance requirements. Further, under Colombian Law 964 of 2005, the board of directors of any listed issuer must be comprised of at least 25% of independent directors.

With respect to the financing for the U.S. Offer, the Offerors supplementally advise the Staff that as of September 30, 2023, they had over US$600 million in bank deposits and currently have access to more than US$600 million in other sources of cash. The total maximum tender offer consideration for both Offers is approximately US$1,175 million. Thus, the Purchaser believes that its current financial resources are sufficient to fund the entire maximum consideration for the Offers.

The Offerors advise the Staff that Purchaser has used its bank deposits to guarantee irrevocable stand-by letters of credit for approximately US$587.5 million, which are being used to backstop the Colombian Offer in accordance with applicable Colombian regulations. The Offerors further advise the Staff that the US$700 million debt financing facility described in the Offer to Purchase is substantially in final form and the Purchaser will file an English translation of the relevant loan agreement as an exhibit to the Schedule TO, when it is executed.

For all of the foregoing reasons, the Offerors respectfully submit that their financial statements are not material to their ability to pay for any Shares or ADSs tendered in the U.S. Offer, or to the decision of a holder as to whether to participate in the U.S. Offer.

9.	We note that U.S. persons who hold shares in direct form rather than in ADS form may tender into the Colombian Offer. In your response letter, please advise whether permitting them to tender into the Colombian Offer is required under Colombian law.

Response: In response to the Staff’s comment, the Offerors have been advised by their Colombian counsel that the Colombian securities regulations do not differentiate between Colombian holders and holders that are residents of other countries. Colombian securities regulations require that the Colombian offer be made to all holders of Shares, regardless of residency. Thus, the laws of Colombia expressly preclude the exclusion of U.S. holders from the Colombian Offer as required by Rule 14d-1(d)(2)(ii).

Page 7 January 8, 2024

10.	We note that you have checked the box on the cover page of the Schedule TO indicating your reliance on Rule 14d-1(d) in conducting the Offers. Rule 14d-1(d)(2)(ii) permits a bidder to conduct separate foreign and U.S. offers, subject to certain specified conditions, including the requirement that the U.S. offer must be made on terms at least as favorable as the foreign offer(s). It appears that several aspects of the U.S. Offer here are less favorable than the Colombian Offer, such as:

(i)	Some shareholders tendering into the Colombian Offer can elect to be paid in either Colombian pesos or U.S. dollars, whereas U.S. shareholders tendering into the U.S. Offer will be paid in Colombian pesos;

(ii)	The term of the Colombian Offer is expected to be one day longer than the U.S. Offer; and

(iii)	Holders of Shares tendering in the Colombian Offer may be paid before holders tendering into the U.S. Offer.

Please advise how these differences are consistent with Rule 14d-1(d)(2)(ii) or revise. With respect to (ii) above, we do not understand the statement at the bottom page 2 in the last paragraph, asserting that staggered expiration dates are more favorable to U.S. shareholders. In addition, in your response letter, describe any other aspects of the Colombian and U.S. Offers that may differ, and provide the same analysis, as applicable.

Response:

(i)	In response to the Staff’s comment, the Offerors acknowledge that Rule 14d-1(d)(2)(ii) requires that the terms of the U.S. Offer must be at least as favorable as those offered any other holder of the same class of securities that is the subject of the U.S. Offer. The Offerors believe that the dual-offer structure complies with Rule 14d-1(d)(2)(ii).

In response to the Staff’s comment and as discussed on our phone call with you on January 3, 2024, the Offerors have revised the terms of the U.S. Offer to provide for an election of U.S. holders of Shares to receive either (a) US$0.9053 per Share, payable in U.S. dollars, or (b) the Colombian peso equivalent of US$0.9053 per Share, payable in Colombian pesos1.

Any U.S. holder who wishes to receive U.S. dollars for its Shares tendered in the U.S. Offer must make an election on the revised Notice of Acceptance (which was re-filed as an exhibit to the amended Schedule TO-T) on or prior to the Expiration Date. In making such election, the U.S. holder will be deemed to have instructed its Colombian broker to convert any payment of Colombian pesos received through the BVC upon settlement into U.S. dollars through a financial institution selected by the Purchaser. If the resulting U.S. dollar amount per Share is less than US$0.9053 (taking into account any deductions for applicable withholding taxes and brokerage fees and commissions), the Purchaser will reimburse each electing holder for the difference between US$0.9053 and such U.S. dollar amount per Share. Any resulting amounts in excess of a U.S. dollar amount per Share of US$0.9053 will be retained by the Purchaser. The Offerors expect that the currency conversion described above will occur substantially concurrently with the payments being made to other holders of Shares, or otherwise without any material delay.

[1]	The Offerors have been advised by Colombian counsel that under Colombian law, if an offer is denominated in U.S. dollars, only Colombian residents and foreign investors who registered with the Central Bank of Colombia (Banco Central de Colombia) as foreign direct investors (inversionistas extranjeros directos) may elect to be paid in U.S. dollars or its equivalent in pesos. Foreign investors who registered with the Central Bank of Colombia as foreign portfolio investors (inversionistas extranjeros de portafolio) at the time they made their investment in the Shares under applicable Colombian foreign exchange regulations and BVC regulations can only receive payment in pesos when divesting their investment and do not have the right to receive U.S. dollars in the Colombian Offer.

Page 8 January 8, 2024

(ii)	The Offerors have revised the terms of the U.S. Offer to provide that it will expire at 11:59 p.m. on January 18, 2024. With respect to the duration of the Offers, the Offerors advise the Staff that both the Colombian and U.S. Offers are being held open for 21 business days in their respective countries.[2] Colombia has an additional non-bank holiday on December 29, 2023, which is excluded for purposes of calculating the applicable offer period of the Colombian Offer.

In addition, under Colombian law and BVC regulations, the Colombian Offer can only close at 1:00 p.m. (Colombia time) on a business day. U.S. market practice is for such offers to expire after business hours. After consultation with the Tender Agent and representatives of The Depository Trust Company (“DTC”), the Offerors were advised that DTC could not accommodate an intra-day expiration time for the U.S. Offer and could only accommodate a 5:00 p.m. or midnight New York City time expiration. As a result of DTC’s position and given the additional Colombian holiday during the Offer period, the Offerors believe that setting the expiration of the U.S. Offer on the business day immediately prior to the expiration of the Colombian Offer was the most practicable way to have the expirations of the U.S. Offer and the Colombian Offer be as close together in time as possible.

As mentioned on our telephone call with the Staff on December 29, 2023, under Colombian securities laws, no withdrawal can be made of a tendered security once submitted. Further, the “aviso de oferta” of a competing bidder must be published at least two business days before the expiration date of a Colombian OPA. If a holder has already irrevocably tendered prior to this date into the OPA, such holder is automatically deemed to accept such higher qualifying offer. For this reason, the Offerors have been advised that most tenders in the Colombian Offer are expected to occur on or after the second to last business day of the offer period for the Colombian Offer.

In order to ensure that all U.S. resident holders of Shares have an opportunity to participate in the U.S. Offer with withdrawal rights afforded by the U.S. tender offer rules through the expiration of the U.S. Offer, the Offerors worked closely with the U.S. Tender Agent and local brokers and advisors in Colombia to craft a mechanic set out in the Notice of Acceptance attached as Exhibit (a)(1)(iii) of the Schedule TO-T. Accordingly, U.S. holders participate in the U.S. Offer by tendering their Shares to the Tender Agent and also instructing the U.S. holder’s Colombian Share Custodian to submit an order to a local broker in Colombia to tender the Shares in the Colombian Offer immediately prior to its expiration. In this manner, a U.S. holder may tender its Shares at any time during the pendency of the U.S. Offer while retaining an ability to withdraw its tender at any time until the expiration of the U.S. Offer, consistent with the requirements of the U.S. tender offer rules. As discussed above, this right does not exist under Colombian tender regulations – tenders are irrevocable once submitted.

(iii)	In response to the Staff’s comment, we have revised the disclosure to clarify that the deposit of the consideration for each of the Colombian Offer and the U.S. Offer will be made by the Purchaser at the same time in the U.S Offer and the Colombian Offer, but will note, as stated above, that payments of U.S. dollars to holders of Shares will be made promptly following consummation of the U.S. Offer, but subject to compliance with the instructions for the receipt of payment.

The Offerors acknowledge the Staff’s comment regarding the language on page 2 regarding staggered expiration dates being more favorable to U.S. Holders. The rationale for stating the staggered expiration was more favorable to U.S. Holders was that it effectively extends withdrawal rights unavailable under Colombian law until the expiration of the U.S. Offer. For clarity, the Offerors have deleted this statement in the Amended Offer to Purchase.

[2]	While the concurrent offers are running, the U.S. has three non-business days: December 25, January 1 and 15, while Colombia has four such days: December 25 and 29, January 1 and 8.

Page 9 January 8, 2024

11.	Satisfaction of all Offer conditions must be judged as of expiration. Here, the Offers are subject to a Minimum Condition that at least 51% of all Shares are tendered into both Offers combined. However, it is not clear how this condition to the U.S. Offer could be satisfied as of its expiration, since the Colombian Offer is set to expire a day later. Please revise or advise.

Response: As noted above, the “aviso de oferta” of a competing bidder must be published at least two business days before the expiration date of a Colombian OPA. If a holder has already irrevocably tendered prior to this date into the OPA, such holder is automatically deemed to accept such higher qualifying offer. As of December 28, 2023, Shares representing approximately 1% of outstanding Shares have already been tendered in the Colombian Offer and may not be withdrawn. In addition, pursuant to the OPA Pre-Agreement, the Sellers have agreed to tender their Shares, ADSs and BDRs, representing in the aggregate 47.364% of the Shares outstanding. As a result, additional Shares, ADS and BDRs representing only approximately 2.6% of outstanding Shares would be required to be tendered and not withdrawn in order to satisfy the Minimum Condition. Thus, the Offerors expect that as of the expiration of the U.S. Offer (which will be after January 17, 2024, the date on which a competing bid can no longer be made under Colombian regulations), they will have in hand the final tender results of the U.S. Offer, the number of Shares that have been tendered (and cannot be withdrawn) in the Colombian Offer as of that time and the Shares, ADSs and BDRs committed to be tendered pursuant to the OPA Pre-Agreement, which would give the Offerors the ability to determine with reasonable certainty whether or not the Minimum Condition has been satisfied prior to expiration of the Colombian Offer.

12.	We note the disclosure on page 8 that payments for tendered Shares may be delayed up to five business days after the Expiration Date. In your response letter, please explain the Colombian rules applicable to payment for tendered Shares.

Response: The Offerors respectfully acknowledge that the prompt payment provisions of Rule 14e-1(c) of the Exchange Act require that Purchaser pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the U.S. Offer. In construing the word “promptly” in this context, the court in Pryor v. U.S. Steel Corp., 591 F. Supp. 942, 962 (S.D.N.Y. 1984), aff’d in part, rev’d in part, 794 F.2d 52 (2d Cir. 1986), held that prompt payment for tendered shares is a question of fact to be determined in light of the facts and circumstances of a particular tender offer transaction and the customary practices of the financial community.

The Offerors advise the Staff that under Colombian and BVC regulations, once the tender period ends, the BVC must complete an allocation (adjudicación) process which by regulation can take up to five business days following expiration. This process can be more complicated when the tender offer is for less than all outstanding shares given proration and other calculation issues. Under applicable BVC regulations, the date the allocation process is completed is considered the “t” and payment must be made within “t+3” or three business days thereafter.

Given that the Offers are for all outstanding Shares for all cash consideration, the Purchaser expects that the BVC will complete the allocation process within one business day following the expiration of the Colombian Offer. The Offerors expect the payment date for both Offers to occur on January 25, 2024, or five business days following the expiration of the U.S. Offer. It is possible, however, that the BVC could utilize the full five business days to complete the allocation process. The issues that could delay the process are operational issues that could arise between the BVC and brokers with respect to double or incorrect tenders. The Purchaser has no reason to believe any such issues will occur.

After discussion with Purchaser’s financial advisors and Colombian counsel, and reviewing other precedent transactions, we believe that this settlement timing falls within the customary practice of the financial community, given the facts and circumstances specific to this transaction, and complies with the guidance in Exchange Act Release No. 43069, section II.D (which provides in part that the Staff would under certain circumstances view payment more than three business days after the date of the transaction to be consistent with Rule 14e-1(c)).

***

Page 10 January 8, 2024

Should you have any questions or comments regarding this letter or the Amended Offer to Purchase, please contact us at 212-294-6655 (Sey-Hyo Lee) or shlee@winston.com, 305-910-0675 (Nicholas Rodriguez) or nerodriguez@winston.com or 713-651-2792 (Justin Hoffman) or jfhoffman@winston.com.

Very truly yours,

/s/ Sey-Hyo Lee
/s/ Nicholas Rodriguez
/s/ Justin Hoffman

cc:	Ms. Christina Chalk, Esq.
U.S. Securities and Exchange Commission
Mr. Brian Soares, Esq.
U.S. Securities and Exchange Commission
Mr. Carlos Calleja
Grupo Calleja